IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

# IAMGOLD COMMENTS ON RECENT TRADING ACTIVITY

**Toronto, Ontario, May 17, 2019** – **IAMGOLD Corporation** ("IAMGOLD" or the "Company") today provides the following comment on recent trading activity.

As a general policy, the Company does not comment on speculation and rumours. The Company is not aware of any material change that would account for recent trading activity in its stock. The Company regularly reviews strategic alternatives available to it and may engage in discussions regarding potential transactions. The Company will inform the market as required and does not have any further comment at this time.

**About IAMGOLD**

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

**For further information please contact:**

**Indi Gopinathan**, Investor Relations Lead, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

**Martin Dumont**, Senior Analyst Investor Relations, IAMGOLD Corporation Tel:
(416) 933-5783 Mobile: (647) 967-9942

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx